1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 24, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Announces Candidates for Board of Directors

Hsinchu, Taiwan, R.O.C., April 24, 2015 –TSMC held a special meeting of the Board of Directors today and approved eight candidates for Board of Directors, including three current Directors Mr. Morris Chang, Mr. F.C. Tseng, Mr. Johnsee Lee, and four current Independent Directors Sir Peter Leahy Bonfield, Mr. Stan Shih, Mr. Thomas J. Engibous and Ms. Kok-Choo Chen, as well as a candidate for Independent Director Mr. Michael R. Splinter. These eight candidates for Board of Director will stand for election at TSMC’s Annual General Meeting on June 9, 2015.

Meanwhile, TSMC is grateful to Dr. Gregory C. Chow’s contributions to the Board since joining us as an independent director in June 2011.

Attachment: TSMC Board of Director Candidates

Title	Name	Education & Experience
Director	Morris Chang

•       Bachelor and Master Degree in Mechanical Engineering, MIT

•       Ph.D. in Electrical Engineering, Stanford University

•       Former Group Vice President, Texas Instruments Inc.

•       Former President & COO, General Instrument Corporation

•       Former Chairman, Industrial Technology Research Institute

•       Former CEO, TSMC

•       Chairman, TSMC

Director	F.C. Tseng

•       Bachelor Degree in Electrical Engineering, National Chengkung University

•       Master Degree in Electrical Engineering, National Chiao Tung University

•       Ph.D. in Electrical Engineering, National Chengkung University

•       Former President and Deputy CEO, TSMC

•       Vice Chairman, TSMC

•       Chairman, Global Unichip Corp.

Director National Development Fund, Executive Yuan, Representative	Johnsee Lee

•       Ph.D. in Chemical Engineering, Illinois Institute of Technology

•       MBA, University of Chicago

•       Former President, Industrial Technology Research Institute

•       Former Chairman, Development Center for Biotechnology

•       Managing Director, Development Center for Biotechnology

Independent Director	Sir Peter Leahy Bonfield

•       Bachelor Degree in Engineering, Loughborough University

•       Former CEO and Chairman of the Executive Committee, British Telecommunications Plc

•       Former Vice President, the British Quality Foundation

•       Chairman of NXP Semiconductors N.V., The Netherlands

Independent Director	Stan Shih

•       Master of Science in Electronic Engineering, National Chiao Tung University

•       Former Chairman and Chief Executive Officer, Acer Group

•       Co-Founder, Chairman Emeritus, Acer Group

•       Group Chairman, iD SoftCapital

Independent Director	Thomas J. Engibous	• Master of Science in Electronic Engineering, Purdue University, USA • Former Chairman, President and CEO, Texas Instruments • Chairman, J. C. Penney Company Inc.

Independent Director	Kok-Choo Chen

•       Inns of Court School of Law, England

•       Barrister-at-law, England

•       Advocate & Solicitor, Singapore

•       Attorney-at-law, California, U.S.

•       Former Professor, Soochow University and Chengchi University

•       Former Senior Vice-President & General Counsel, TSMC

•       Chairman, National Performing Arts Center

•       Advisor, Executive Yuan, R.O.C.

Independent Director	Michael R. Splinter	• Master Degree in Electrical Engineering, University of Wisconsin Madison • Former CEO, Applied Materials, Inc. • Chairman, Applied Materials, Inc.

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TSMC Spokesperson:	TSMC Acting Spokesperson:

Lora Ho	Elizabeth Sun
TSMC Senior VP & CFO	Director
Tel: 886-3-505-4602	TSMC Corporate Communication Division
Tel: 886-3-568-2085
Mobile: 886-988-937999
E-Mail: elizabeth_sun@tsmc.com